SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

December 19, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: December 19, 2012

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR/PERSON DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

19 December 2012

Smith & Nephew plc (the “Company”) announces that it has today received notification the following person discharging managerial responsibilities (“PDMR”), exercised options on 18 December 2012, over Ordinary Shares of US$0.20 as follows:

Name of Director:	Guy Kelvin Johnson
Plan:

i. 2001 UK Unapproved Share Option Plan granted 15/08/2008

ii. 2001 UK Unapproved Share Option Plan granted 15/03/2007

iii. 2001 UK Unapproved Share Option Plan granted 13/08/2009

iv. 2010 Global Share Share Plan granted 09/09/2010

v. 2010 Global Share Share Plan granted 19/11/2010

vi. 2010 Global Share Share Plan granted 07/09/2011

Number of Ordinary Shares purchased:	i. 23,149 ii. 9,000 iii. 34,176 iv. 28,137 v. 3,827 vi. 15,008
Option price per share:	i. 622p per share ii. 626.50p per share iii. 479p per share iv. 538p per share v. 592p per share vi. 599p per share
No. of Ordinary Shares sold to cover subscription monies and charges:	i. 21,538 ii. 8,435 iii. 24,487 iv. 22,643 v. 3,389 vi. 13,447
No. of Ordinary Shares retained following transaction:	19,358 Ordinary Shares of US$0.20 each
Total shareholding following transaction:	46,856 Ordinary Shares of US$0.20 each

Notes:

a)	The shares were sold at a price of 670.2069p per share.

b)	The transaction took place in London, UK.

c)	The total percentage holding following the notification is less than 0.01% of the Company’s issued share capital.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646